

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECEIVED FEB 27 2002

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51760

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2019 N. Gateway Boulevard
(No. and Street)

Fresno	**CA**	**93727**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Townsend **(559) 456-6100**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP
(Name – *if individual, state, last, first, middle name*)

100 Spear Street, 10th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not rquired to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Townsend, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **SCF Securities, Inc.** as of **December 31, 2001**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public


DAVID A. HASKIN
Comm. # 1240785
NOTARY PUBLIC - CALIFORNIA
Fresno County
My Comm. Expires Nov. 5, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCF SECURITIES, INC.

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING SCHEDULES
AND AUDITORS' REPORT

DECEMBER 31, 2001


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS LLP

Independent Auditors' Report

To the Board of Directors
SCF Securities, Inc.

We have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2001, and the related statements of operations, changes in stockholder's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harb, Levy + Weiland LLP

San Francisco, California
February 12, 2002

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

SCF Securities, Inc.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 300,950
Commissions receivable	359,564
Investments, at fair value	85,100
	$ 745,614

Liabilities and Stockholder's Equity

Liabilities:	
Commissions payable	$ 366,931
Accrued expenses	25,000
Total Liabilities	391,931
Stockholder's Equity:	
Common stock, no par value, 1,000,000 shares authorized, 2,000 shares issued and outstanding	560
Additional paid-in capital	52,600
Retained earnings	300,523
Total Stockholder's Equity	353,683
	$ 745,614

See Accompanying Notes to Financial Statements

SCF Securities, Inc.
Statement of Operations
For the Year ended December 31, 2001

Revenues:	
Commissions	$ 1,846,596
Other revenue	64,882
Total Revenue	1,911,478
Expenses:	
Commission expense	1,476,679
Operating expenses	349,000
Professional fees	13,165
Other expenses	2,728
Total Expenses	1,841,572
Income before taxes	69,906
Income taxes	30,784
Net Income	$ 39,122

See Accompanying Notes to Financial Statements

SCF Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year ended December 31, 2001

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 2000	2,000	$ 560	$ 52,600	$261,401	$314,561
Net Income	-	-	-	39,122	39,122
Balance, December 31, 2001	2,000	$ 560	$ 52,600	$300,523	$353,683

See Accompanying Notes to Financial Statements

SCF Securities, Inc.
Statement of Cash Flows
For the Year ended December 31, 2001

Cash Flows From Operating Activities:	
Net income	$ 39,122
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	461,403
Decrease in commissions payable	(395,360)
Increase in accrued expenses	5,000
Total adjustments	71,043
Net cash provided by operating activities	110,165
Net increase in cash	110,165
Cash, beginning of year	190,785
Cash, end of year	$300,950

See Accompanying Notes to Financial Statements

SCF Securities, Inc.
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

General

SCF Securities, Inc. (the Company), an Arizona corporation formed on May 19, 1998, began business on October 18, 1999. The Company is registered with the Securities and Exchange Commission as a fully-disclosed broker dealer engaged in the sale of mutual funds and variable annuities and is a member of the National Association of Securities Dealers.

Cash

Cash consists of cash on deposit with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and it believes it is not exposed to any significant credit risk on cash.

Investments

Investments consist of corporate stock and stock warrants which are valued at estimated fair value, which approximates cost, as of December 31, 2001.

Commissions

Commissions and related expenses are recorded on a trade date basis as securities transactions occur.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Income Taxes

The Company is a wholly-owned subsidiary of SCF Holdings, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. The Company paid $30,784 during 2001 to SCF Holdings, Inc. for its portion of allocated income tax liability.

3. Related Party Transactions

The Company follows a policy of reimbursing an affiliate for certain expenses paid by the affiliate on behalf of the Company. During the year ended December 31, 2001, the Company paid $349,000 as reimbursement to the affiliate for its share of expenses. Such payments are reported as operating expenses in the accompanying statement of operations.

During 2001, the Company paid commissions totaling $11,422 to the two shareholders of the parent company, SCF Holdings, Inc. for the trades generated by them.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $237,116, which was $210,988 in excess of its required net capital of $26,128. The Company's aggregate indebtedness to net capital ratio was 1.65 to 1.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SCF SECURITIES, INC. as of DECEMBER 31, 2001

Item			Amount	Code
1. Total ownership equity from Statement of Financial ondition			$ 353,683	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net apital			353,683	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net apital				3520
B. Other (deductions) or allowable credits List)				3525
5. Total capital and allowable subordinated iabilities				3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$116,567	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or harges		3610	(116,567)	3620
7. Other additions and/or allowable credits List)				3630
8. Net capital before haircuts on securities ositions			237,116	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities ommitments		3660		
B. Subordinated securities orrowings		3670		
C. *Trading and investment securities:*				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue Concentration		3650		
E. Other (List)		3736		3740
10. Net Capital			$ 237,116	3750

OMIT PENNIES

6a. Non-Allowable Assets

Commissions receivable greater than 30 days	$ 190,709
Less: Commissions payable greater than 30 days	(159,242)
	31,467
Securities owned	85,100
	$116,567

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: SCF SECURITIES, INC. as of DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

Line	Description			Amount	Code
11.	Minimum net capital required (6 2/3% of line 19)			$ 26,128	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			5,000	3758
13.	Net capital requirement (greater of line 11 or 12)			26,128	3760
14.	Excess net capital (line 10 less 13)			210,988	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$197,923	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Line	Description			Amount	Code
16.	Total A.I. liabilities from Statement of Financial Condition			$ 391,931	3790
17.	Add:				
	A. Drafts for immediatecredit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid credited	$	3810		
	C. Other unrecorded amounts List)	$	3820		3830
19.	Total Aggregate indebtedness			$ 391,931	3840
20.	Percentage of aggregate indebtedness to net capital (line 19/line10)			165%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-(d)			-	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Line	Description	Amount	Code
22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits		3970
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note A)		3880
24.	Net capital requirement (greater of line 22 or 3)		3760
25.	Excess capital (line 10 or 4)		3910
26.	Net capital excess of the greater of: A. 5% of combined aggregate debit items or 120,000		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

SCF Securities, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(1) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

SCF Securities, Inc.
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2001

The Company claims an exemption under Rule 15c3-3(k)(1) and therefore is not subject to the possession and control provision of Rule 15c3-3.

SCHEDULE IV

SCF Securities, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2001

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 237,116	$ 391,931	165%
Computation per Schedule I	237,116	391,931	165%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(1) and therefore is not subject to the reserve requirements of Rule 15c3-3.


Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

The Board of Directors
SCF Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of SCF Securities, Inc., for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

100 Spear Street, Tenth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail:hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
February 12, 2002